UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 16, 2006.

For your business and technology editors

ABB appoints Diane de Saint Victor to the Executive Committee of ABB as general counsel

Zurich, Switzerland, October 16, 2006 - ABB announced today that it had appointed Diane de Saint Victor to the Executive Committee as general counsel, secretary to the Board and head of Group Function Legal and Compliance with effect from January 1, 2007.

De Saint Victor joins ABB from EADS (European Aeronautic Defence and Space Company) where she is general counsel, leading the headquarter legal team at its Paris and Munich headquarters and the community in the divisions and countries where EADS is active. She replaces John Scriven, who left ABB at the end of July 2006.

“Diane’s immediate appointment to the Executive Committee of the company is a reflection of the importance we and the Board of ABB place on excellence in legal and compliance matters,” said Fred Kindle, ABB President and Chief Executive Officer. “Diane is an exceptionally experienced legal professional who has worked for many top technology and engineering companies and we look forward to having her in our team.”

Diane de Saint Victor brings extensive corporate experience to ABB, having worked in key legal positions for Thales, General Electric, Honeywell International, SCA and EADS. During her career she has effectively integrated the legal factor into corporate strategy, including the protection of intellectual property, and has driven compliance programs. She has widespread experience in international policy areas and governmental relations.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 107,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland:Tel. +41 43 317 3804
Wolfram Eberhardt, Thomas Schmidt	Sweden:Tel.+46 21 325 719
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 18, 2006	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel